

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Craig Ridenhour
Chief Business Development Officer
AtlasClear Holdings, Inc.
4030 Henderson Blvd., Suite 712
Tampa, FL 33629

> **Re: AtlasClear Holdings, Inc.**
> **Amendment No. 1 to Registration Statement of Form S-1**
> **Filed June14, 2024**
> **File No. 333-279390**

Dear Craig Ridenhour:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

Amendment No. 1 to Form S-1 filed June 14, 2024

Cover Page

1.   We note your responses to our prior comments 1 and 2. We note your added disclosure that some of the shares are not currently outstanding, and that some shares may become issuable at a price per share to be determined as described herein. Please clarify the price per share to be determined, and revise to include the price per share that each selling shareholder paid, or will pay, for the shares being registered for resale, or advise. Please provide us an analysis explaining how the to be issued shares are considered outstanding, or explain to us how those underlying transactions are considered complete.

Future resales of our Common Stock could cause the market price for our Common Stock to decline significantly, page 43

2.   We note your response to prior to comment 7. To further illustrate the risk, disclose the

purchase price or range of purchase prices of the securities being registered for resale. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors may have an incentive to sell if they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Plan of Distribution, page 113

3.   We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance